SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                                TUPPERWARE CORP.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   899896104
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                                 (CUSIP Number)

                               February 20, 2000
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             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1 (b)
      |X| Rule 13d-1 (c)
      |_| Rule 13d-1 (d)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 899896104               SCHEDULE 13G                 Page 2 of 5 Pages
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1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Vorwerk & Co.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      Federal Republic of Germany
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                  5     SOLE VOTING POWER

                        5,543,800
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           0
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              5,543,800
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        0
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,543,800
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

                                                                             |_|
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.62%
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12    TYPE OF REPORTING PERSON*

      PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

      Tupperware Corp. (the "Issuer").

Item 1(b). Address of Issuer's Principal Executive Offices:

      The Issuer maintains its principal executive offices at 14901 S. Orange Blossom Trail, Orlando, Florida 32837.

Item 2(a). Name of Person Filing:

      Vorwerk & Co.

Item 2(b). Address of Principal Business Office or, if None, Residence:

      The principal business office of Vorwerk & Co. is Muhlenweg 17-37, Wuppertal 42275 Germany.

Item 2(c). Citizenship:

      Vorwerk & Co. is a limited partnership organized and existing under the laws of the Federal Republic of Germany.

Item 2(d). Title of Class of Securities:

      The class of equity securities to which this Schedule 13G relates is the common stock, par value $0.01 per share, of the Issuer.

Item 2(e). CUSIP Number:

      899896104.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

      (a)  |_| Broker or dealer registered under Section 15 of the Exchange Act.

      (b)  |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

      (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940.

      (e)  |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).


                               Page 3 of 5 Pages

      (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

      (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      This item is not applicable.

Item 4. Ownership:

      (a)   Amount Beneficially Owned:                            5,543,800
      (b)   Percent of Class:                                     9.62%
      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote:       5,543,800
            (ii)  Shared power to vote or to direct the vote:     None.
            (iii) Sole power to dispose or to direct the
                    disposition of:                               5,543,800
            (iv) Shared power to dispose or to direct the
                    disposition of:                               None.

Item 5. Ownership of Five Percent or Less of a Class.

      Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Vorwerk & Co. has purchased the shares of the Issuer described in Item 4. of this Schedule 13G through Vorwerk International Niggemann & Co., a limited partnership organized and existing under the laws of Switzerland, the majority of voting rights of which are held by Vorwerk & Co. Interholding GmbH, a private corporation limited by shares organized and existing under the laws of the Federal Republic of Germany, all of the shares of which are held by Vorwerk & Co. Subject to the control exercised by Vorwerk & Co., each of Vorwerk & Co. Interholding GmbH and Vorwerk International Niggemann &Co. have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer described in Item 4. of this Schedule 13G.

                               Page 4 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

      Not applicable.

Item 8. Identification and Classification of Members of the Group.

      Not applicable.

Item 9. Notice of Dissolution of Group.

      Not applicable.

Item 10. Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or infuencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2000           VORWERK & CO.


                                   By: /s/ Dr. Ulrich Mollmann
                                       -----------------------------------------
                                       Dr. Ulrich Mollmann
                                       Head of Legal Department


                               Page 5 of 5 Pages